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                           May 11, 2020

       Jason D. Robins
       Chief Executive Officer
       DraftKings Inc.
       222 Berkeley Street, 5th Floor
       Boston, MA 02116

                                                        Re: DraftKings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 6, 2020
                                                            File No. 333-238051

       Dear Mr. Robins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Scott Miller